EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months				Six Months
	Ended May				Ended May
	2005		2004		2005		2004

Net earnings	$865		$1,187		$2,377		$2,480

Add:

Provision for taxes	379		553		1,012		1,189
Portion of rents representative of an interest factor	29		29		57		60
Interest expense on all indebtedness	4,022		2,038		7,471		3,911

Earnings, as adjusted	$5,295		$3,807		$10,917		$7,640

Fixed charges (1):
Portion of rents representative of an interest factor	$29		$29		$57		$60
Interest expense on all indebtedness	4,022		2,040		7,471		3,917

Fixed charges	$4,051		$2,069		$7,528		$3,977

Ratio of earnings to fixed charges	1.31	x	1.84	x	1.45	x	1.92	x

(1)	Fixed charges include capitalized interest.